Exhibit (a)(7)


  FOOD COURT ENTERTAINMENT NETWORK, INC. EXTENDS EXCHANGE OFFER

New York City, September 26, 1997 -- Food Court Entertainment Network, Inc. (Nasdaq: FCENU, FCENA) announced today it has extended until 5:00 p.m.(E.S.T.), October 27, 1997, its offer to exchange 0.6 shares of Series A Common Stock for each outstanding Class A Warrant and 0.4 shares of Series A Common Stock for each outstanding Class B Warrant. All other terms and conditions of the Exchange Offer remain unaffected.

The Exchange Offer was originally scheduled to expire on September 26. The Company is proposing to complete the Exchange
Offer in order to substantially decrease the potential dilutive effect the Warrants have on the Company's capital structure.